REMOTE DYNAMICS, INC.
1155 Kas Drive, Suite 100
Richardson, Texas 75081-1999
(888) 288-6060
(972) 301-2263 facsimile

October 27, 2006

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathleen Krebs
Telephone 202.551.3810
Facsimile 202.772.9205

Re: Remote Dynamics, Inc., a Delaware corporation
Registration Statement on Form SB-2 (File No. 333-135886)
Filed July 20, 2006

Request For Withdrawal of Registration Statement

Dear Ms. Krebs:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Remote Dynamics, Inc., a Delaware corporation (“REDI”) requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form SB-2 (File No. 333-135886), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on July 20, 2006.

The Registration Statement covers the resale of 111,731,250 shares of common stock by certain selling security holders.  REDI requests the withdrawal so that REDI may explore other alternatives to the public sale of its securities for cash.  REDI is aware of Rule 155 of the Securities Act Rules concerning the non-exclusive safe harbor from integration of private and registered offerings.

This letter of request for withdrawal will confirm that the Registration Statement was not declared effective by the Commission and no securities were sold in connection with the Registration Statement.

REDI requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  REDI requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to REDI’s account for future use.

Sincerely yours,

/s/ Neil Read
Neil Read
Chief Financial Officer